

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

May 24, 2012

Via Facsimile
Mr. Richard F. Hobbs
Chief Financial Officer
Sensient Technologies Corporation
777 East Wisconsin Ave.
Milwaukee, WI 53202

> **Re: Sensient Technologies Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
> **Filed May 8, 2012**
> **File No. 1-07626**

Dear Mr. Hobbs:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended

Annual Report to Shareholders

Management's Discussion and Analysis of Operations and Financial Condition

Segment Information, page 16

1.   In future annual and quarterly filings, please include a discussion of the results of operations associated with your "Corporate and Other" segment.

Consolidated Financial Statements

Note 9. Segment and Geographic Information, page 36

2.   In future filings, please provide product line disclosures as required by ASC 280-10-50-40.

Form 10-Q for the Quarter Ended March 31, 2012

Consolidated Financial Statements

Note 1. Accounting Policies, page 5

3.   We note your disclosure that, for interim reporting purposes, certain expenses are charged to operations based on a proportionate share of estimated annual amounts rather than as they are actually incurred. Please tell us, and revise future filings to clarify, the specific nature of any expenses that are not charged as incurred and quantify amounts accrued or deferred at the interim balance sheet date, if material.

Note 3. Segment Information, page 6

4.   Please tell us, and revise future filings to clarify, why your flavors businesses in Central and South America are now reported in your Corporate and Other segment. In light of this change, please also tell us if either of your two reportable segments include operating segments that you are aggregating. If they do, please demonstrate to us that aggregation is appropriate based on ASC 280-10-50-11.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Financial Condition, page 11

5.   In future annual and quarterly filings, please disclose and discuss changes in accounts receivable days outstanding for each period presented.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief